MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

10 October 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 10th of October 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

10/17

J:Grpsec-15-07-0801-001-SEC-3-061010

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

9 October 2006

12. Total holding following this notification

31,476,715 ordinary shares

13. Total percentage holding of issued class following this notification

6.83% of the 30p ordinary shares

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions.

15. Name of contact and telephone number for queries

Greg McMahon – 01706 74 6140

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

10 October 2006

Central Compliance

BY FAX AND POST

Deutsche Bank

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
Tel +44 20 7545 8000

05 October 2006

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3836

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 22 November 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 461,067,136 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 31,476,715 ordinary shares of MyTravel Group Plc, amounting to 6.83%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact Andrew Anderson or David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully
for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

P:\Significant Shareholdings\UK Proprietary\2006\MyTravelGroup 2006-10-05 letter.doc NH